January 17, 2014	Sarah Clinton 617-951-7375 617-235-7312 (fax) sarah.clinton@ropesgray.com

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry L. Greene

Re:	Blackstone Alternative Alpha Fund Registration Statement on Form N-2 (Registration Nos. 333-193323 and 811-22634)

Dear Mr. Greene:

On January 10, 2014, a new registration statement on Form N-2 (the “New Registration Statement”) for Blackstone Alternative Alpha Fund (the “Fund”) was filed with the Securities and Exchange Commission (the “SEC”). The New Registration Statement was filed for the purpose of registering the offering of $500 million in additional shares of the Fund (for a total offering of $1 billion in shares). Pursuant to Rule 429 under the Securities Act of 1933, as amended (the “Securities Act”), the Prospectus in this New Registration Statement is a combined prospectus and also relates to Registration Statement File No. 333-178146, as amended, previously filed by the Fund on Form N-2 (the “Existing Registration Statement”).

Request for Selective Review

In accordance with the release issued by the SEC regarding selective review, Revised Procedures For Processing Registration Statements, Post-Effective Amendments, and Preliminary Proxy Materials Filed by Registered Investment Companies, Investment Company Act Release No. 13768 (February 15, 1984), the Fund requests selective review of the New Registration Statement, as explained in more detail below. Much of the information in the New Registration Statement is substantially identical to that contained in previous amendments to the Existing Registration Statement and therefore already has been subject to the review of the staff of the SEC (the “Staff”).

Except as indicated below, the information contained in the Prospectus, Statement of Additional Information (“SAI”), and Part C of the New Registration Statement is similar to disclosure in the Prospectus, SAI, and Part C of Post-Effective Amendment No. 1 under the Securities Act and Amendment No. 3 under the Investment Company Act of 1940 to the Existing Registration Statement for the Fund filed via POS 8C on June 14, 2013 (the “Amendment”), which was reviewed by the Staff and declared effective on July 29, 2013.

January 17, 2014

Detail is provided below as to the sections of the Fund’s Prospectus, SAI, and Part C in the New Registration Statement for which the Fund is requesting selective review. We have also emailed you “redlined” versions of the Fund’s Prospectus, SAI, and Part C from the New Registration Statement, marked to show differences from the Prospectus, SAI, and Part C from the Amendment to the Existing Registration Statement for the Fund filed via POS 8C on June 14, 2013. Please note that we have not indicated below all of the places where changes were made to update dates, figures, or other data, or other changes of a minor or conforming nature. However, these changes are indicated in the “redlined” documents.

Prospectus

Except as to the following sections, the disclosure in the Prospectus has been subject to prior review by the Staff and reflects responses to comments previously provided by the Staff in connection with the Amendment to the Existing Registration Statement: (i) the cover of the Prospectus, which has been revised, most notably, to reflect the increase in the amount of shares for sale under the registration statements to which the Prospectus relates and also updates the website address for Blackstone Alternative Asset Management L.P., the Fund’s investment adviser; (ii) the second to last bullet in the subsection titled “Risk Factors” regarding tax risk and the subsections titled “Minimum Investment,” “Summary of Tax Matters,” and “Exculpation, Indemnification, etc.” in the section “Summary of Terms”; (iii) the updated information from the unaudited financial statements contained in the Fund’s semi-annual report for the period ended September 30, 2013 in the section “Financial Highlights”; (iv) the paragraphs titled “Equity Long/Short Strategies” and “Additional Strategies” and the removal of the paragraph titled “Multi-Strategy” in the section titled “Investment Objective and Strategies—Investment Strategy”; (v) the last paragraph of the subsection titled “Diversification,” the last paragraph in the subsection titled “Increased Regulatory Oversight,” and the subsection titled “Direct Investments by the Fund and the Master Fund” in the section titled “Risks—Risks Associated with BAAM and the Operation of the Fund”; (vi) the section titled “Risks—Tax Risks of Investing in the Fund”; (vii) the table and caption in the sub-subsection titled “Portfolio Managers” in the section titled “Management of the Fund,” which has been revised to reflect a portfolio manager promotion; (viii) the last paragraph of the sub-subsection titled “Custodian and Escrow Agent” in the section titled “Management of the Fund”; (ix) the second paragraph of the subsection titled “The Offering” in the section titled “Subscription for Shares,” which has been revised to reflect a decrease in the minimum initial and subsequent investment amounts in the Fund; (x) the last paragraph of section titled “Determination of Net Asset Value,” which has been revised to provide information about where investors may find the Fund’s current net asset value per share; (xi) the third to last paragraph in the subsection titled “Repurchases of Shares” in the section titled “Repurchases and Transfers of Shares,” which has

January 17, 2014

been updated to reflect a reduced minimum account balance requirement for an investor tendering for repurchase less than all of its shares; (xii) the last bullet in the subsection “Forced Redemption” in the section titled “Repurchases and Transfers of Shares”; (xiii) the second to last paragraph in the section titled “Description of Shares”; (xiv) the section titled “Tax Considerations”; and (xv) the updated performance information in “Appendix A: Supplemental Performance Information of Similar Funds.”

Statement of Additional Information

Except as to the following sections, the disclosure in the SAI has been subject to prior review by the Staff and reflects responses to comments previously provided by the Staff in connection with the Amendment to the Existing Registration Statement: (i) the subsection titled “Options and Futures” in the section titled “Additional Information on Investment Techniques of Investment Funds and Related Risks,” which reflects regulatory updates; (ii) minor updates to the biographical information of the interested trustee and certain officers in the section titled “Management—Board Composition and Fund Leadership Structure”; (iii) the subsections titled “The Investment Manager” and “Administrator” in the section titled “Investment Management and Other Services”; and (iv) the subsections titled “Investment in the Subsidiary,” “Foreign Investors,” and “USRPHC Rules” in the subsection titled “Taxes—Taxation of Investors.”

Part C

Except as to the following sections, the disclosure in Part C has been subject to prior review by the Staff and reflects responses to comments previously provided by the Staff in connection with the Amendment to the Existing Registration Statement: the addition of (i) Amendment No. 1 to the Agreement and Declaration of Trust of the Fund as Exhibit (a)(2); (ii) the Form of Dealer Agreement between Blackstone Advisory Partners L.P. and UBS Financial Services incorporated as Exhibit (h)(5); (iii) a Joinder to the Master Global Custodial Services Agreement between the Fund and Citibank N.A. incorporated as Exhibit (j)(1); (iv) a Joinder to the Master Services Agreement between the Fund and Citi Fund Services Ohio, Inc. incorporated as Exhibit (k)(1); (v) a new opinion and consent of Fund counsel incorporated as Exhibit (l); and (vi) a new consent of the Fund’s independent registered public accounting firm, incorporated as Exhibit (n) — all of which are referenced in Item 25.

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January 17, 2014

On behalf of the Fund, we acknowledge that: (i) the SEC is not foreclosed from taking any action with respect to this filing; (ii) the Staff’s review of this filing, under delegated authority, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and (iii) the Fund will not assert the Staff’s review as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed, and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other matter involving the Fund.

Please do not hesitate to call me at 617-951-7375 if you have any questions or if you require additional information.

Sincerely,

/s/ Sarah Clinton

Sarah Clinton

cc:	James Hannigan, Blackstone Alternative Asset Management L.P.
James E. Thomas, Ropes & Gray LLP